Holcim

Investor Relations

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

Zürich, November 9, 2004
Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

File N° 82-4093

Dear Sirs,

Please find enclosed :

- **Holcim strengthens market presence in Morocco - major new cement plant to be built near Casablanca**

dlw 1/4

Yours sincerely

Martin Beu

File N° 82-4093

Media release

Holcim strengthens market presence in Morocco - major new cement plant to be built near Casablanca

Jona, November 9, 2004

Holcim will build a new cement plant with an annual capacity of 1.7 million tonnes in Morocco's principal market. This will enable Holcim to meet over the long term the rapid market growth forecast for cement-intensive infrastructure construction and new housing projects. Scheduled to come on line in 2008, the plant will be located at Settat, 70 km south of Casablanca. Thanks to state-of-the-art technology, Holcim will secure the highest environmental standards and cost leadership in the market. The investment will total approximately EUR 200 million.

The Holcim Group has been present in Morocco for just over ten years. The Moroccan construction industry has developed solidly over the past few years and Holcim (Maroc) S.A. today ranks among the country's leading enterprises. It has an annual cement capacity of 2.6 million tonnes, with production sites at three locations. Cement activities are rounded out by operations in the ready-mix and aggregates segments, while personnel totals 540. Holcim Ltd has a 51 percent holding in the publicly listed Holcim (Maroc) S.A.

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Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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Internet: http://www.holcim.com

Investor Relations

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

Zürich, November 24, 2004
Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

File N° 82-4093

Dear Sirs,

Please find enclosed :

- Holcim sells Cimpor shares to Credit Suisse First Boston International.

Yours sincerely

Martin Beu

Holcim

File N° 82-4093

Media Release

Holcim sells Cimpor shares to Credit Suisse First Boston International.

November 24, 2004

In December 2001 Holcim concluded a Total Return Swap contract with Cartera Lusitana SA related to 9.5 percent shareholding in Cimpor - Cimentos de Portugal, SA.

The Total Return Swap agreement is now being terminated and the entire share package is being acquired by Holcim through a subsidiary. At the same time, the Holcim subsidiary is selling a 7.7 percent holding to Credit Suisse First Boston International, leaving a 1.8 percent holding in the Portuguese cement producer in Holcim's ownership.

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Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

****

Corporate Communications: Phone +41 58 858 87 10

Investor Relations: Phone +41 58 858 87 87

****

Internet: http://www.holcim.com

Holcim

Investor Relations

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

Zürich, December 22, 2004
Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

File N° 82-4093

Dear Sirs,

Please find enclosed :

- Holcim secures majority participation in Cemento de El Salvador

Yours sincerely

Martin Beu

File N° 82-4093

Media release

Holcim secures majority participation in Cemento de El Salvador

December 22, 2004

Holcim has held a 20.3 percent participation in Cemento de El Salvador, S.A. de C.V. (CESSA) since 1998. CESSA is a leading cement manufacturer in Central America. In El Salvador, Holcim has presented a buyout offer to all shareholders. At the same time, Holcim has announced that it has received a firm commitment from several shareholder groups that it can acquire share packages totaling about 30 percent, thus securing a majority interest. This acquisition represents an investment of approximately USD 150 million. The remaining shareholders will now have the possibility to sell their shares under the same conditions, USD 7.35 per share, during the next three months.

CESSA owns two cement plants in the North East of El Salvador and seven distribution centers that serve all of the country's markets. Both plants have an installed annual cement production capacity of 1.8 million tonnes. In 2003, the company showed sales of USD 126.2 million and, thanks to efficient production equipment, an operating profit of USD 39.0 million. Cement consumption in El Salvador has doubled during the past 15 years and will amount to 1.4 million tonnes in 2004. Forecasts predict a continuous growth in cement consumption during the next years.

In increasing its participation in CESSA, Holcim is taking a further logical step toward strategically strengthening and enhancing the operating efficiency of its network of positions in Central America. The Group now owns three cement plants, two grinding stations, a terminal and has significant ready-mix concrete and aggregate operations in Costa Rica, Nicaragua, Panama and El Salvador. Furthermore, Holcim holds substantial minority interests in cement producers in Honduras and Guatemala.

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Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

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Internet: www.holcim.com